ING Life Insurance and Annuity Company

and its

Variable Annuity Account B

GROUP VARIABLE ANNUITY CONTRACTS FOR
EMPLOYER-SPONSORED DEFERRED COMPENSATION PLANS

Supplement Dated October 10, 2012

This supplement updates and amends certain information contained in your current variable annuity Contract Prospectus and Contract Prospectus Summary, as supplemented. Please read it carefully and keep it with your Contract Prospectus and Contract Prospectus Summary for future reference.

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IMPORTANT INFORMATION REGARDING THE
ING THORNBURG VALUE PORTFOLIO

> *The following information only affects you if you currently invest in or plan to invest in the subaccount that corresponds to the ING Thornburg Value Portfolio.*

Effective on the close of business on or about November 16, 2012, the ING Thornburg Value Portfolio will be renamed ING Growth and Income Core Portfolio. Accordingly, on that date all references to "ING Thornburg Value Portfolio" appearing in the Contract Prospectus and Contract Prospectus Summary are to be deleted and replaced with "ING Growth and Income Core Portfolio" (the "Portfolio").

Additionally, the ING Thornburg Value Portfolio's investment objective, appearing in the fund appendices of the Contract Prospectus and Contract Prospectus Summary, is to be deleted and replaced with the following objective:
*   Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

From the close of business on or about November 16, 2012, through the close of business on or about November 30, 2012, the Portfolio will be managed by a transition manager in preparation for a subadviser change from Thornburg Investment Management, Inc. to ING Investment Management Co. LLC. Effective on or about November 30, 2012, ING Investment Management Co. LLC will begin managing the Portfolio under an interim subadvisory agreement. Subject to shareholder approval, a new permanent subadvisory agreement with ING Investment Management Co. LLC will be effective on or about February 27, 2013. The fund appendices of the Contract Prospectus and Contract Prospectus Summary are to be revised accordingly.

IMPORTANT INFORMATION REGARDING THE ING RUSSELL^{TM} LARGE CAP GROWTH INDEX AND THE ING RUSSELL^{TM} MID CAP GROWTH INDEX PORTFOLIOS

> *The following information only affects you if you currently invest in or plan to invest in the subaccounts that correspond to the ING Russell^{TM} Large Cap Growth Index and ING Russell^{TM} Mid Cap Growth Index Portfolios*

Effective October 3, 2012, each fund's classification changed from non-diversified to diversified.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting your local representative or by writing or calling the Company at:

ING
USFS Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, Connecticut 06199-0063
1-800-262-3862

If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) ING Life Insurance and Annuity Company. ***Securities are distributed by ING Financial Advisers, LLC (member SIPC), One Orange Way, Windsor, CT 06095. Securities may also be distributed through other broker-dealers with which ING Financial Advisers, LLC has selling agreements.***